UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42114

Big Tree Cloud Holdings Limited

Building B4, Qianhai Shengang Fund Town
Nanshan District, Shenzhen, China 518052
+86 0755 2759-5623
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On March 10, 2026, the Company issued a press release titled “Big Tree Cloud Holdings Limited Regains Compliance with Nasdaq’s Minimum Bid Price Requirement.” A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Big Tree Cloud Holdings Limited Regains Compliance with Nasdaq’s Minimum Bid Price Requirement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2026

Big Tree Cloud Holdings Limited

	By:	/s/ Wenquan Zhu
	Name:	Wenquan Zhu
	Title:	Chairman of the Board of Directors and Co-Chief Executive Officer

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